

16021607

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 03 2016
Washington DC
412

SEC FILE NUMBER
8- 67406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hampton Hedge Fund Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Geneva Hill Court
(No. and Street)

Oakton	Virginia	22124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas McGregor (703) 536-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Delahunt and Associates
(Name – *if individual, state last, first, middle name*)

4783 Lake Valley Drive	Lisle	Illinois	60532
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2016 JUL -3 PM 3:33
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



HAMPTON HEDGE FUND MARKETING, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, DOUGLAS MCGREGOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMPTON HEDGE FUND MARKETING LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XX
Signature

MANAGING PARTNER
Title

2/26/2016
Notary Public

SANA KHAN
NOTARY PUBLIC
COMMONWEALTH OF VA.
REG. NO. 365838
MY COMMISSION EXPIRES
OCTOBER 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Road
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-0018
Fax (773) 326-0812

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Members of Hampton Hedge Fund Marketing, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

James Delahunt and Associates

Lisle, Illinois

February 26, 2016

Report on Internal Control

To the Managing Member
Hampton Hedge Fund Marketing, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hampton Hedge Fund Marketing, LLC (the Company), for the year ended December 31, 2015, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(1 1) and for determining compliance with the exemptive provisions of rule 1 5c3 -3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Delahunt and Associates

Lisle, Illinois

February 26, 2016

Hampton Hedge Fund Marketing, LLC
Statement of Financial Condition
At December 31, 2015

ASSETS	12/31/15
Cash	24,527
Commissions Receivable	61,095
TOTAL ASSETS	85,622
LIABILITIES AND MEMBERS EQUITY	
Current Liabilities	
Accrued expenses	20,138
Total Liabilities	20,138
MEMBERS EQUITY	65,484
TOTAL LIABILITIES AND MEMBERS EQUITY	85,622

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Income
For the Year Ended December 31, 2015

REVENUE	2015
Fee Income	372,390
EXPENSES	
Officers Salary	48,000
Professional Fees	22,993
Office Rent	14,400
Telephone and Communications	7,956
Travel and Entertinment	6,009
Regulatory Fees	3,929
Insurance	1,795
Taxes	4,816
Other Expenses	10,315
TOTAL EXPENSES	120,213
NET INCOME	252,177

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Changes in Members Equity
For the Year Ended December 31, 2015

Members equity at December 31, 2014	31,211
Capital withdrawals	(217,904)
Net Income	252,177

Members Equity at December 31, 2015	65,484
	=========

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Net Income	252,177
Adjustments to net income	
Increase in Commissions Receivable	(45,350)
Decrease in Prepaid Expenses	532
Increase in Accrued Expenses	5,423
Adjusted net income	212,782
Cash from Financing Activities	
Members Distributions	(217,904)
Cash at December 31, 2014	29,649
Cash at December 31, 2015	24,527

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC
Computation of Net Capital Pursuant to Rule 15C3-1
For the Year Ended December 31, 2015

Total Members Equity	65,484
Deductions and Charges	0

Net capital	65,484
Required Net Capital	5,000

EXCESS NET CAPITAL	60,484
	==========
Aggregate Indebtedness	20,138
Ratio of Aggregate Indebtedness to Net Capital	0.3075255
6 2/3 % of aggregate indebtedness	981
RECONCILIATION OF FOCUS REPORT TO AUDIT REPORT	
Original Net capital Reported	61,415
Adjustments;	
Adjustment for expenses previously treated as draw	9,280
Adjustment for draws corrected to commissions	(9,280)
Accrual of regulatory fees	(931)

Net Capital per Audit Report	60,484
	==========

The accompanying notes are an integral part of these financial statements.

Hampton Hedge Fund Marketing, LLC

Notes to Financial Statements

For the Year Ended December 31, 2015

Note A-Summary of Significant Accounting Policies

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Note A-Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following table represents a reconciliation of the Company's Level 3 assets measured at fair value for the year ended December 31, 2015:

Level 3 Balance --December 31, 2014	$532.
Net Change	($532)
Level 3 Balance-December 31, 2015	$ 0.

See below for further information on this topic.

Statement of Cash Flows

The Company maintains cash and cash equivalents with financial institutions. The Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Depreciation

There is no allowance for depreciation in the financial statements as the Company owned no depreciable fixed assets during the year ended December 31, 2015.

Accrued Expenses and Other Liabilities

The Company's financial statements include certain accrued expenses that are fixed and determinable at December 31, 2015. Such accruals are reflected in the Statement of Financial Condition in the current liability section.

NOTE B-INCOME TAXES

The Company was formed as an LLC but elected to be treated as a corporation. Effective January 1, 2009, the Company has elected to be treated as a pass-through entity (an "S-Corporation") for federal and Virginia income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes. Penalties and interest, if any, assessed by taxing authorities are included in operating expenses.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. For the year ended December 31, 2015, management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2015, 2014, and 2013 are potentially subject to examination by the IRS, generally for three years after they were filed.

NOTE C—SECURITIES TRANSACTIONS AND SECURITY LENDING

The Company has not entered into any securities or commodities transactions. The Company sells limited partnership interests, but the customer funds are paid directly to the issuer, not to the Company.

Resale and Repurchase Agreements

The Company has not entered into any transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos).

The Company has not entered into any securities borrowed and securities loaned transactions. As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

NOTE D—INVESTMENT BANKING

The Company does not act as an underwriter or agent in investment banking transactions.

NOTE E- MAJOR CUSTOMER

For the year ended December 31, 2015, a majority of the Company's fee income comes from one customer and the total income is earned from three customers.

NOTE F-RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. See attached exemption statement.

NOTE G -RELATED PARTY TRANSACTION

The Company rents space from a property owned by the member. The monthly rent for this space is $1,200 per month and is on a month to month basis. The total cost incurred for 2015 was $14,400.

NOTE H-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that an acceptable ratio of aggregate indebtedness to net capital exist. At December 31, 2015, the Company had net capital of $65,484 , which exceeded the minimum requirement of $5,000 by $60,484. The Company's ratio of aggregate indebtedness to net capital ratio was 30.7526% or .307526.

NOTE I -DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service.

The company uses a December 31 measurement date for its plans. The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2015:

Obligations of Funded Status

Projected benefit obligation	260,919
Fair value of plan assets	146,147
Funded status, shortfall	114,772

Accumulated benefit obligation	260,919

Employer Contributions	0
Participant Contributions	0
Benefits Paid	0

The Company has a net accrued pension obligation of $373,234 at December 31, 2015 and the amount that would be recognized in accumulated other comprehensive income consist of an unamortized actuarial gain of $257,657 as of December 31, 2015.

Cash Flows

It is the policy of the Company to fund an amount to the pension plan each year that will maximize its deduction for federal income tax purposes. The Company's contribution to the pension plan is discretionary and currently has not determined an amount, if any, to be funded to the plan for 2015. Management has decided there is no probability that the net accrued pension obligation will be funded and therefore has not recorded this obligation on its financial statements as of December 31, 2015

The benefit payments are indeterminate at the current time.

Assumptions

The company used a weighted average discount rate of 5.0% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2015.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's investment strategy is to provide a modest return (5-10%) per year by investing in cash, stocks, bonds and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices. No plan assets are expected to be returned to the Company during 2015. The Plan distributed $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. As of December 31, 2015, the money is held by the plan as unsecured debt.

NOTE J-DATE OF MANAGEMENT EVALUATION

Management has evaluated subsequent events through February 15, 2015, and determined that no events have occurred subsequent to the balance sheet date that would require adjustment to the financial statements.

NOTE K-COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE L—QUANTITATIVE DISCLOSURES FOR DERIVATIVE FINANCIAL INSTRUMENTS USED FOR TRADING PURPOSES

As of December 31, 2015, the gross contractual or notional amounts of derivative financial instruments used for trading was zero.

NOTE M—FINANCIAL INSTRUMENTS

No derivative financial instruments (futures, options, swaps, etc.) have been entered into on behalf of the customers. The Company has not entered into transactions involving derivatives as balance sheet financial instruments. The Company did not enter into certain other transactions which, in industry practice, would not be recorded on the Statement of Financial Condition, such as commitments to enter into future resale and repurchase agreements. Further, the Company has not extended credit to its customers in transactions, and has no secured financing,such as bank loans, or which might require it to pledge collateral in support thereof.

NOTE N—SCHEDULED WITHDRAWALS

There were no scheduled withdrawals from the Company as of December 31, 2015.

NOTE O-SUBSEQUENT EVENTS

Events have been evaluated through February 15, 2015. The Company recorded withdrawals of $40,000 in January, 2016. No other information is required to be disclosed.

HAMPTON HEDGE FUND MARKETING, LLC

ASC 820 Supplemental Information
For the Year Ended December 31, 2015

Assets	Level 1	Level 2	Level 3
Cash	24,527		
Commissions Receivable			61,095
Total Assets	24,527	0	61,095
Liabilities			
Accrued Expenses			20,138
Total Liabilities	0	0	20,138

Hampton Hedge Fund Marketing, LLC
2605 Geneva Hill Court
Oakton, Virginia 22124

February 25, 2016

To James Delahunt and Associates
4783 Lake Valley Drive, Suite 2A
Lisle, Illinois 60532

We are providing this letter in connection with your audit of the financial statements of Hampton Hedge Fund Marketing, LLC ("HHFM") as of December 31, 2015 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, changes in owners' equity, and changes in cash flow of HHFM in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, changes in owners' equity, and changes in cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your audit.

1. To the best of my knowledge, the financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.

2. We have made available to you all financial records and related data that you requested.

3. There have been no communications from regulatory agencies concerning

Hampton Hedge Fund Marketing, LLC
2605 Geneva Hill Court
Oakton, Virginia 22124

noncompliance with or deficiencies in financial reporting practices.

4. There has been no--
a. Known fraud involving management personnel who have significant roles in internal control.
b. Known fraud involving others that could have a material effect on the financial statements.

5. The company has no plans or intentions that may materially decrease the carrying value or classification of assets and liabilities.

6. To the best of my knowledge, amounts receivable from or payable to related parties have been properly recorded or disclosed in the financial statements,.

7. There are no--
a. Known violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
b. Known unasserted claims or assessments that are probable of assertion.

8. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, unless so indicated to you.

9. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Sincerely,



Douglas McGregor

Hampton Hedge Fund Marketing, LLC
2605 Geneva Hill Court
Oakton, Virginia 22124

February 26, 2016

James Delahunt and Associates

4783 Lake Valley Drive Suite 2A

Lisle, IL 60532

To James Delahunt and Associates:

This representation letter is provided in connection with your review of our Exemption Report for the year ended December 31, 2015 and your "Review Report of Independent Public Accounting Firm on the Exemption Report." of Hampton Hedge Fund Marketing, LLC for the same year. Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's assets and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, including that the Company has met the identified exemption provision throughout the most recent fiscal year without exception, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 26, 2016.

Sincerely,



Douglas Mc Gregor, Member

EXEMPTION REPORT

Hampton Hedge Fund Marketing, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2015, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Douglas McGregor
Name



Authorized Signature

Managing Member
Title

February 26, 2016
Date



SANA KHAN
NOTARY PUBLIC
COMMONWEALTH OF VA
REG. NO. 365838
MY COMMISSION EXPIRES
OCTOBER 31, 2016



2/26/2016

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Road
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-0018
Fax (773) 326-0812

Review Report of Independent Public Accounting Firm On the Exemption Report

We have reviewed management's statements, included in the accompanying Hampton Hedge Fund Marketing, LLC Exemption Report, in which (1) Hampton Hedge Fund Marketing, LLC identified the following provisions of 17 C.F.R. §15c3-(3)(k) under which Hampton Hedge Fund Marketing, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (2) (i) (the "exemption provision") and (2) Hampton Hedge Fund Marketing, LLC stated that Hampton Hedge Fund Marketing, LLC met the identified exemption provision throughout the year ended December 31, 2015 without exception. Hampton Hedge Fund Marketing, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Hampton Hedge Fund Marketing, LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

James Delahunt and Associates

February 26, 2016
Lisle, Illinois

James Delahunt and Associates
Certified Public Accountants
4783 Lake Valley Road
Suite 2A
Lisle, Illinois 60532
Phone (773) 297-0018
Fax (773) 326-0812

Report of Independent Registered Public Accounting Firm

We have examined statements, included in the Hampton Hedge Fund marketing, LLC Report, that (1) Hampton Hedge Fund Marketing LLC's Internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) Hampton Hedge Fund Marketing, LLC internal control over compliance was effective as of December 31, 2015; (3) Hampton Hedge Fund Marketing, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that Hampton Hedge Fund Marketing LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c33(e) was derived from Hampton Hedge Fund Marketing LLC's books and records.

Hampton Hedge Fund Marketing LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Hampton Hedge Fund Marketing LLC with reasonable assurance that non-compliance with 17C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 15c3-1 of the SEC that requires account statements to be sent to the customers of Hampton Hedge Fund Marketing LLC and non-compliance with the net capital rule will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Hampton Hedge Fund Marketing LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Hampton Hedge Fund Marketing LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; Hampton Hedge Fund Marketing LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from Hampton Hedge Fund Marketing LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Hampton Hedge Fund Marketing LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Hampton Hedge Fund Marketing LLC's books and records, and performing such other procedures as we considered

necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Hampton Hedge Fund Marketing LLC's statements referred to above are fairly stated, in all material respects.

James Delahunt and Associates

Lisle, Illinois
February 26, 2016



DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

July 29, 2016

Hampton Hedge Fund Marketing, LLC
2605 Geneva Hill Court
Oakton,, VA 22124

8-67406

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y. Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov